

Pernod Ricard

October 15, 2001


02002667

AP/CE/345.2001

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, :

- Extract from the minutes of the meeting of the Board of Directors of 18 July 2001, which decided the conversion of the registered capital into Euros.
- Articles of Association after modification of Article 6.

The conversion would take effect on 31 October 2001.

The information has been delivered to the French Market (Euronext) and to Deutsche Bank today.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 2

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - Société anonyme au capital de 1 127 733 200 F
Téléphone : 33 (0) 1 40 76 77 78 - Télécopie : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 85 66 - R.C.S. Paris B 582 041 943



Pernod Ricard

Pernod Ricard

EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF 18 JULY 2001

At 10.30 a.m. on the 18th of July,

In the year two thousand and one,

The members of the Board of Directors of the company met at the registered offices, having been called by the Chairman.

The following were present

as appearing on the attendance register signed by each Director attending the meeting:

Mr	Patrick RICARD	Chairman
Mr	Thierry JACQUILLAT	Deputy Chairman
Mr	Jean-Claude BETON	Director
Mr	Jean-Dominique COMOLLI	Director
Mr	Jean-René FOURTOU	Director
Mr	François GERARD	Director
Mr	Rafaël GONZALEZ GALLARZA	Director
Mr	Gérard THERY	Director
Mrs	Françoise HEMARD	Director
Mrs	Danièle RICARD	Director

The following were represented

Mrs	Béatrice BAUDINET, permanent representative of the company PAUL RICARD	Director

The following also attended the meeting:

Mr	Richard BURROWS	Chief Executive
Mr	Pierre PRINGUET	Chief Executive
Mr	Philippe MOUTON	Secretary
Mr	Jean-Luc MENU	

The meeting was chaired by Mr Patrick RICARD in his capacity as Chairman of the Board of Directors.

Mr Philippe MOUTON undertook the position of secretary.

9. CONVERSION OF THE REGISTERED CAPITAL OF PERNOD RICARD S.A. INTO EUROS

The Chairman recalled that pursuant to the sixth resolution of an extraordinary nature of the Mixed [Ordinary and Extraordinary] General Meeting of 3 May 2001, the shareholders authorised the Board of Directors to decide, at such time and under such terms and conditions as it may think prior to 31 December 2001, on the conversion of the registered capital into euros by removing the statement in the Articles of Association as to the par value of shares.

According to the same resolution, the General Meeting delegated all necessary powers to the Board of Directors for this purpose, and in particular in order to:

"- decide on the conversion of the registered capital into euros as units, with the possibility of proceeding:

- *either with a capital increase by the incorporation of share issue premiums, profits and/or available reserves, pursuant to the resolution of this General Meeting which authorises it for this purpose,*

- *or to a capital reduction to allow the rounding of the amount of the share capital to the nearest hundredth or a euro or nearest euro, the amount of said reduction being transferred to an unavailable reserve account,*

- proceed with the correlative amendment of the Articles of Association."

As a consequence, the Chairman explained that the agenda of this meeting of the Board concerned the implementation of this delegation of powers.

The Board examined whether it was opportune to proceed with a capital increase, then examined the various proposals made by the Chairman to proceed with said capital increase which would be followed immediately by the conversion of the registered capital into euros.

The terms of this conversion were also examined, together with their consequences.

Similarly, and in conformity with the delegation of powers by the Mixed General Meeting of 3 May 2001, the Board also examined the conditions under which the statutory reserve should be increased in order to ensure that its amount remains equal to 10% of the increased registered capital.

After deliberation, the Board unanimously decided:

1) To proceed with a capital increase by an amount of FRF 18,870,754.34 in order to increase the capital from FRF 1,127,733,200 to FRF 1,146,603,954.34, by the

incorporation of the same sum deducted from the "Carry Forward" account. This increase would be undertaken through an increase in the par value of the shares;

2) to convert the registered capital, as increased to FRF 1,146,603,954.34, globally into euros. The new registered capital arising from this would be EUR 174,798,646;

3) to remove the statement as to the par value of shares from the Articles of Association;

4) to deduct a sum of FRF 1,887,076 from the "Share issue premium" account to be appropriated to the statutory reserve, said reserve being thus increased to FRF 114,660,396.

As a consequence of the decisions which had thus been taken, using the powers granted by law and by the Mixed General Meeting of 3 May 2001, the Board of Directors unanimously decided to amend Article 6 of the Articles of Association which would henceforth be drafted in the following terms:

*"**Article 6 - Registered Capital***

The registered capital is fixed at the sum of ONE HUNDRED AND SEVENTY-FOUR MILLION SEVEN HUNDRED AND NINETY-EIGHT THOUSAND SIX HUNDRED AND FORTY SIX (174,798,646) EUROS.

It is divided into FIFTY-SIX MILLION THREE HUNDRED AND EIGHTY-SIX THOUSAND SIX HUNDRED AND SIXTY (56,386,660) shares, each fully paid up and in the same class."

The Board unanimously decided that all of the above decisions concerning the conversion of the registered capital into euros would take effect on 31 October 2001.

Extract certified as a true extract from the original

The Secretary



Philippe MOUTON

P E R N O D R I C A R D

A limited company with a capital of 174,798,646 Euros
Governed by the Commercial Companies Act of 24 July 1966
and the Decree of 23 March 1967

Registered Office: 142 Bd Haussmann 75008 PARIS

PARIS TRADE & COMPANIES REGISTER B 582 041 943
(58 B 4194)

ARTICLES OF ASSOCIATION

Updated 31 October 2001

PART 1

FORM – OBJECTS – COMPANY NAME – REGISTERED OFFICE – DURATION

Article 1

FORM

The holders of the shares which currently comprise the share capital and all those which may be subsequently created, form a limited company governed by the statutes and regulations in force and by these articles of association.

For the calculation of the time periods stipulated in this document, the first day has not been taken into account.

Article 2

OBJECTS

The direct or indirect object of the company is:

The manufacture, purchase and sale of all wines, spirits and liqueurs, alcohol and foodstuffs, the use, transformation and sale of all forms of finished or semi-finished products, by-products and substitute products resulting from the main operations carried out in the distilleries or other industrial establishments of a similar nature.

The above operations may be wholesale, semi-wholesale or retail and may be carried out on any premises inside or outside France.

Storage, purchase and sale are included in the above list.

Representation of all French or foreign companies producing, manufacturing or selling the same type of products.

Participation in all matters or operations of any sort which may be connected to the industry or trade of the same products, in any form whatsoever: the creation of new companies, contributions, subscriptions, the purchase of securities or rights in a company, etc.

Any operations relating to the hotel industry and the leisure industry in general and in particular the company's participation in all enterprises or companies created, or to be created, matters or operations of any sort which may be linked to the hotel industry or the leisure industry in general. It should be noted that the company may carry out all these operations, in any form whatsoever, on its own behalf or on behalf of third parties and either alone or as part of a holding, association or company with any third parties or other companies: contributions, mergers, subscriptions or the purchase of securities or rights in a company, etc.

Taking a stake in any French or foreign industrial, commercial, agricultural, property, financial or other companies, whether already established or to be established in the future.

Acquisition, assignment, exchange and all operations relating to shares, shares in a company or partnership shares, investment certificates, convertible or exchangeable bonds, stock purchase warrants, bonds with stock purchase warrants and in general on any securities or movable rights of any sort.

All operations relating to agricultural, general farming, tree cultivation, breeding, viticulture, etc. All related or derivative operations of an agricultural or industrial nature and in general all industrial, commercial, financial operations or operations on movable or immovable property relating directly or indirectly to the aforementioned objects or which could be advantageous to the development thereof.

Article 3

COMPANY NAME

The company is called:

PERNOD RICARD

All deeds and documents issued by the company for third parties, in particular letters, invoices, notices and miscellaneous publications must state the company name either immediately preceded or followed by the legible statement "Société Anonyme" [Limited Company] or the initials "S.A." and the share capital.

Article 4

REGISTERED OFFICE

The registered office is at 142 Boulevard Haussman in Paris (8th arrondissement).

It may be transferred to any other location in the same *département* or to any location in neighbouring *départements* on the decision of the Board of Directors which must be ratified at the next Ordinary General Meeting and to any other location by a decision at the Extraordinary General Meeting of shareholders.

The Board of Directors may decide to set up agencies, offices, branch offices and depots in any country, even abroad, and may subsequently transfer or abolish them as it sees fit.

Article 5

DURATION

The duration of the company is set at 99 years which began on 13 July 1939, the day the company was finally established, and will end in a similar period of the year 2038, unless dissolved early or extended in accordance with the terms mentioned hereafter.

PART II

SHARE CAPITAL – SHARES

Article 6

CAPITAL

The share capital is set at ONE HUNDRED AND SEVENTY-FOUR MILLION SEVEN HUNDRED AND NINETY-EIGHT THOUSAND SIX HUNDRED AND FORTY-SIX EUROS (174,798,646 Euros).

It is divided into fifty-six million three hundred and eighty-six thousand six hundred and sixty (56,386,660) shares, all completely paid up and of the same category.

Article 7

INCREASE AND REDUCTION OF THE SHARE CAPITAL

The share capital can be increased either by the issue of new shares or by increasing the face value of the existing shares.

New shares will be paid up either in cash, by offsetting them against cash debts due to the company, by incorporation of reserves, profits or issue premiums, by contributions in kind or by the conversion of bonds.

A capital increase by increasing the face value of the shares requires the unanimous agreement of the shareholders, unless this is carried out by incorporation of reserves, profits or issue premiums.

Only the Extraordinary General Meeting may take the decision to increase the capital, based on a report from the Board of Directors.

If the increase is made by means of incorporation of reserves, profits or issue premiums, the General Meeting will give its decision in accordance with the terms and conditions of quorum and majority of Ordinary General Meetings.

The General Meeting may grant the Board of Directors the necessary powers to carry out the capital increase in a one-off operation or in several stages and in accordance with the laws in force.

Should the capital be increased in cash, prior to this operation the old capital must be paid up in full.

The shares, to the exclusion of all other securities, bear a preferential subscription right to capital increases.

Pro-rata to the value of the shares they hold, the shareholders have a preferential right to subscribe to the cash shares issued for the purposes of the capital increase.

During the subscription period, this right is negotiable when it is not attached to shares which are themselves negotiable; otherwise, it is transferable under the same terms and conditions as the share itself.

The rights of the usufructuary and remainderman to the preferential subscription right are governed by the law.

In the case of incorporation of reserves, profits or issue premiums, the right to new shares granted to the shareholders is negotiable or transferable. It belongs to the remainderman subject to the rights of the usufructuary.

The General Meeting which decides on the capital increase may abolish the preferential subscription right on the basis of the reports from the Board of Directors and the Auditors.

Capital increases will take place notwithstanding any share fractions and any shareholders who do not hold the exact number of subscription or allotment rights required to obtain a full number of new shares will be personally responsible for acquiring or selling rights as necessary.

On a decision from the Extraordinary Meeting, the capital may be repaid by means of equal reimbursement of each share, using profits or reserves but not the legal reserve.

Dividend-right shares may be converted into capital shares either by compulsory deduction from the part of the company profits going to these shares or by a voluntary payment from each of the holders of dividend-right shares.

The Extraordinary General Meeting may also decide to reduce the capital and may grant the Board of Directors all necessary powers to do this. This operation must under no circumstances undermine the equality between shareholders.

A capital reduction may be achieved either by reduction of the face value of the shares or by reduction of the number of shares. In the latter case, to allow for old shares to be exchanged for new shares, the shareholders must sell any surplus shares or buy any additional shares they require.

If, as a result of losses, the capital is reduced to below the legal minimum it must be returned to at least this minimum level within one year otherwise all interested parties will be entitled to ask the courts to dissolve the company.

If the capital is reduced for reasons other than losses, the bond holders and creditors may oppose the reduction.

The company is not permitted to purchase its own shares. However, the General Meeting at which it was decided to reduce the capital, not as a result of losses, may authorise the Board of Directors to buy a specific number of shares in order to cancel them. This purchase will be carried out in accordance with the terms and conditions laid down by law.

Without having to adhere to these terms and conditions, the company may also buy a small number of its shares in order to facilitate a capital increase, an issue of bonds which are convertible into shares, a merger or a de-merger. In this case, no more than 0.25% of the capital may be bought in any financial year.

In accordance with article 217-1 of the Act of 24.7.1966, the company may also buy its own shares for the purposes of employee profit sharing if the shares are listed for negotiation on a regulated market.

Finally, still assuming that the shares are listed for negotiation on a regulated market, it may buy its own shares under the terms and conditions and up to the amount set by article 217-2 of the aforementioned act.

Article 8

PAYING UP SHARES

For any cash shares which are not paid up in full on subscription, at least a quarter of the value is payable on this subscription and the remainder in accordance with calls for funds from the Board of Directors.

If the capital increase includes an issue premium, this must also be paid up in full on subscription.

Calls for funds from the Board of Directors will be brought to the attention of shareholders a fortnight prior to the event and the Board of Directors will decide whether this will take the form of a notice published in the registered office's journal of legal notices or by a registered letter with a request for acknowledgement.

Acknowledgement of the first payment will be made in the form of a receipt which will be exchanged at a later date for a registered certificate which will state the subsequent payments to be made. Once the final payment has been made, this temporary certificate may be exchanged for a final certificate.

The subscribers and purchasers of a share are jointly responsible for payment thereof. However, two years after the sale, the shareholder having sold his share ceases to be responsible for any payments not as yet called for.

The Board of Directors may authorise any shareholder who so requests to pay up his shares in advance. No payments thus made can give entitlement to the first dividend payment referred to in article 37 hereafter.

Cash shares must be paid up in full within five years from the day on which the capital increase was finalised.

Article 9

FAILURE TO PAY UP

Should shareholders fail to make payments at the times stipulated by the Board of Directors, interest on outstanding amounts will by law be due at the rate of seven percent per annum from the due date without a demand being issued.

Under the same circumstances, one month after a special, individual demand has been served on the defaulting shareholder by a registered letter with a request for acknowledgement, the company will, without permission from the courts, proceed with the sale of said shares.

The shares can be sold individually or in bulk, even on several occasions, on behalf of and at the risk of the defaulting shareholder.

The sale of any shares not listed on a regulated market will be made at public auction by an investment company or a notary. For this purpose, the company will publish the number of shares being put up for sale in a journal of legal notices in the département in which the registered office is located, at least thirty days following the demand referred to in the previous paragraph. It will send a registered letter to the debtor and, if applicable, his co-debtors, advising of the sale and stating the date and number of the journal in which the notice has been published. The shares cannot be put up for sale until a fortnight after the registered letter was sent out.

Shares listed on a regulated market are sold on the stock exchange.

The certificates for the shares sold become legally null and void and purchasers are given new certificates, under the terms and conditions laid down by statutes and regulations in force, stating the payment of amounts which have been called up.

The company receives the appropriate amount of the net proceeds of the sale and, under the law, this is used to pay the principal and interest due by the defaulting shareholder and then to reimburse the costs incurred by the company. The defaulting shareholder remains liable for any shortfall and receives any surplus amount.

Over and above the course of action authorised by this article, the company may take action against defaulting shareholders through the usual legal channels before, at the same time as or after the sale.

Thirty days after the date of the demand referred to in the second paragraph of this article, any shares on which the amounts due have not been paid will cease to give a right to admission to and a vote at the shareholders' meetings and will not be included in the quorum calculation.

The right to dividends and preferential subscription rights to capital increases attached to these shares will be suspended.

Article 10

TYPE OF SHARES

The certificates for fully paid-up shares will be in registered or bearer form, as the shareholder wishes.

In keeping with statutes and regulations, registered shares will be entered into an account held by the company or by a representative and bearer shares will be entered into an account held by an approved financial intermediary.

For the purpose of identification of the holders of the securities referred to below, the company is entitled to ask the securities clearing agency at any time to supply the name or, in the case of a legal entity, the company name, the nationality and the address of the holders of securities which grant immediate right, or will grant a right in the future, to vote at its own shareholders' meetings, the number of securities held by each of them and, if applicable, any restrictions applicable to the securities. The company will be charged for this information, the maximum cost of which is set by a regulation issued by the Minister of Finance.

Article 11

TRANSFER OF SHARES

I – Registered shares:

For the transfer of all registered shares, an account-to-account transfer will be made under the terms and conditions laid down by the law and will be entered in a special classified and initialled register.

Evidence of transfer must be provided under the terms of the law for any transfer of registered shares carried out free of charge or as a result of death.

The assignee need give his consent only in the case of the transfer of shares which have not been paid up in full.

The company may demand that the parties' signatures are certified by a public officer or their local mayor, subject to any exceptions resulting from statutory provisions.

The transfer of shares on which payments are still due is not permitted.

II – Bearer shares:

So far as bearer shares are concerned, the securities are transferred from the assignor's account to the assignee's account through an authorised financial intermediary and evidence of transfer must be provided for any transfer of shares of this type carried out free of charge or as a result of death.

III – Compulsory Information

Any individual or legal entity holding a stake of over 0.5% of the share capital must advise the company by registered letter with a request for acknowledgement of the total number of shares held within a fortnight from the date when this threshold was exceeded. Further notification must be sent, under the same terms and conditions, each time a further threshold of 0.5% is exceeded up to and including 4.5%.

Should the obligation referred to in the previous paragraph not be fulfilled, one or more shareholders with at least 5% of the share capital may request, and this request should appear in the minutes of the General Meeting, that any shares exceeding the non-declared threshold be refused voting rights at any shareholders' meetings to be held until the end of the period laid down by article 356-4 of the act of 24 July 1966, in accordance with the date of official notification.

Article 12

INDIVISIBILITY OF THE SHARES

So far as the company is concerned, each share is indivisible. Joint shareholders must appoint a single representative, either from within or outside their group. Should a dispute arise, the representative will be appointed by the President of the Commercial Court by interim order delivered at the request of the joint shareholder who first takes action.

Article 13

RIGHTS ATTACHED TO THE SHARES

With the exception of any special rights which may be granted to certain categories of shares, if created, each share will receive a proportion of the annual profits and the net assets created during the life of the company or on its liquidation pro rata to the number of shares issued and in accordance with articles 37 and 38 hereafter.

The rights and obligations attached to the share are transferred with the certificate covering them.

Unless otherwise decided at the Extraordinary General Meeting of Shareholders, all shares, having the same face value, are identical, even with respect to tax costs and exemptions. The only exception is the date on which they become eligible for dividends.

As a result, the proceeds of tax exemptions or any tax differences which may be payable as a result of the incorporation of reserves or operations considered as such and which may become due in the case of capital repayment, either during the life of the company or on its liquidation, will be distributed evenly among all the shares making up the capital. This distribution will be made in such a way as the net amount allocated to each of these shares will be identical, taking into account however the face value of each of them.

As a matter of law, all shareholders must comply with the company's articles of association and the decisions made by the General Assemblies.

Article 14

LIMITATION OF THE SHAREHOLDERS' LIABILITY

The liability of shareholders, even with respect to third parties, cannot exceed the face value of their shares.

Over and above this amount, they cannot be subject to any call for funds or the return of any interest or dividends legitimately paid.

PART III

BONDS

Article 15

POSSIBILITY OF BONDS ISSUE

If proposed by the Board of Directors, and in accordance with the statutory regulations, the General Meeting may authorise the issue of bonds, with or without special guarantees, and will set the dates, amounts, rates and conditions thereof.

PART IV

COMPANY ADMINISTRATION

Article 16

COMPOSITION OF THE BOARD OF DIRECTORS

The company is run by a Board of Directors with a minimum of three and a maximum of 15 members, appointed by the Ordinary General Meeting.

A legal entity may be a Director. When appointed or co-opted, it must appoint a permanent representative who is subject to the same conditions and obligations and has the same civil and criminal liabilities as if he were a Director in his own name, notwithstanding the joint and several liability of the legal entity he represents. The permanent representative is appointed for the duration of the mandate of the legal entity Director and must be confirmed on each renewal.

The legal entity must notify the company right away in the case of the dismissal, death or resignation of its permanent representative and must tell the company who its new permanent representative is.

Article 17

GUARANTEE SHARES

For the full duration of his office, each Director must hold fifty company shares.

If, on the day of appointment, a Director does not hold the number of shares stipulated above or if, during his office, he ceases to hold this quantity, he will be considered to have officially resigned if he has failed to put the situation right within three months.

Article 18

DURATION OF THE DIRECTORS' POST

The duration of the Directors' post is set by the General Meeting at which they are appointed and cannot exceed six years. The periods between two successive annual Ordinary General Meetings are used for calculation purposes.

Out-going members are re-eligible for election.

The Directors' mandate will always be extended by law until the annual General Meeting following the last year of their office.

At the end of each Ordinary General Meeting, the number of Board Members, whether individuals or permanent representatives of legal entities, aged 70 or over may not exceed one third of the Directors in office, rounded up to the nearest number.

When this figure is exceeded, the office of the oldest will by law come to an end at the end of the next Ordinary General Meeting.

Article 19

CO-OPTATION SHOULD A VACANCY ARISE

Should a vacancy arise, due to death or resignation in the period between two annual Ordinary General Meetings, the Board of Directors may appoint new Directors on a temporary basis.

When the number of Directors has fallen below the minimum number set in article 16 above, the remaining Directors must immediately convene the Ordinary General Meeting in order to bring the Board up to its full quota.

The Ordinary General Meeting will reach a final decision as regards the appointments made in accordance with the first paragraph and, should these appointments be confirmed, will set the duration of office of the new Directors. If the temporary appointments are not confirmed by the General Meeting, this does not affect the validity of the decisions made and the acts carried out by the Board, whether before or after these appointments.

Unless the General Meeting should decide otherwise, a Director appointed to replace another will only remain in office for the time left to run in his predecessor's mandate.

Article 20

THE COMMITTEE

The Board will appoint a Chairman from among its members. The latter, who must be an individual, may be appointed for more than one year but his appointment cannot exceed the period of his Director's mandate.

Irrespective of his term of appointment, the office of the Chairman – who is always, subject to the following provisions, re-eligible for election – can only continue until the end of the first Board Meeting held after he has reached the age of 60. The Board may however, on a majority of two thirds of the votes of its members present or represented, and by secret ballot, extend the President's office for five years and then, under the same terms and conditions, for a further period of the same length. His office cannot however be extended past the age of 70.

The Board may appoint one Vice-Chairman or several Vice-Chairmen to preside over the Board Meetings or General Meetings if the Chairman cannot do so.

Committee members may be removed at any time. They are re-eligible for election. If his office is not explicitly renewed or he is not re-appointed at the end of the period for which each member of the Committee has been appointed, his functions are considered to be extended as a matter of law for one year.

Should the Chairman or the Vice-Chairman or Vice-Chairmen not attend a Board Meeting, the functions of Chairman at the meeting in question will be fulfilled by another Director appointed by the Board of Directors.

Article 21

MEETINGS

The Board will meet when convened by its Chairman as often as is required to serve the interests of the company either at the registered office or in any other location, even outside the town in which the registered office is located.

Members may be convened by any means and even verbally.

Directors, making up at least one third of the members of the board, may convene a Board Meeting, stipulating the agenda for the meeting, if a meeting has not been called for over two months.

All Directors may empower, even by letter or telegram, one of their colleagues to represent them at a Board Meeting but each Director may represent one of his colleagues only.

This provision is applicable to the permanent representative of a legal entity Director.

At least one half of the Board members must actually be present for the deliberations to be valid.

A register of attendance is kept and is signed by the Directors taking part in the Board Meeting.

Decisions are made on the majority of votes of the members present or represented. Each Director has one vote and the Director representing one of his colleagues has two votes. If the votes are equal, the Chairman has the casting vote. If there are only two Directors present, unanimous decisions must be reached.

Article 22

MINUTES

In accordance with statutory provisions, the deliberations of the Board are recorded in minutes which are entered in a special register or on loose sheets, classified, initialled and signed by the Chairman of the meeting and at least one Director or, if the Chairman cannot attend the meeting, by two Directors.

The names of the Board Members are given at the top of the minutes of each meeting under the headings 'present', 'apologies' or 'absent'. The presence or absence of the persons convened to the Board Meeting is also recorded in accordance with a statutory regulation.

The presentation of a copy or extract of the minutes is sufficient evidence of the number of Directors in office as well as their presence and representation at a Board Meeting.

Copies or extracts of the minutes, to be lodged with a court or elsewhere, may be validly certified by the Chairman of the Board of Directors, a General Manager, a Director appointed to the office of Chairman on a temporary basis or a person granted the necessary powers for this purpose.

Article 23

POWERS OF THE BOARD OF DIRECTORS

The Board of Directors has the most far-reaching powers to act on behalf of the company in all circumstances; it exercises these powers within the limits of the company objects and without prejudice to those explicitly reserved by law for Shareholders' Meetings.

Its powers include the following:

It represents the company vis-à-vis third parties and all Authorities.

It sets the general administration costs, appoints or re-appoints and sets the salaries of all the company's directors, heads of department, employees or agents.

It receives money due to the company, pays amounts the company owes and settles all accounts.

It decides on how available sums are to be invested and the reserve funds available are to be used as it sees fit to meet the needs of the company. They do not have to use these in a specific way unless otherwise decided by the General Meeting.

It carries out all acquisition, assignment, transfer, conversion operations and other operations on securities in so far as there are no legal impediments.

It underwrites, endorses, settles or accepts all commercial bills, cheques and mandates.

It agrees all treaties and deals.

It buys and sells all inventions, registers, buys and sells all patents, trade marks, designs and models and decides when to abandon them, in particular by ceasing to make annual patent payments. It buys or grants all licences.

It sells, buys, transfers and converts all securities.

It hires, for any period and under any terms and conditions, all safes in any bank in any location and uses them freely to deposit and withdraw any amounts, securities or other items.

It has opened for the company all current accounts, deposit accounts and advance accounts on securities and in general all accounts of any kind with any kind of establishment, authority, bank and with individuals, in particular the Bank of France, with the Consignment and Loans Fund and the Postal and Telecommunications Authorities.

It transfers, deposits, withdraws all shares, securities, documents and amounts, objects, goods and rights of any sort from all public and private funds, in particular the Bank of France and the Consignment and Loans Fund.

It acquires, disposes of and exchanges all businesses, buildings and, in general, all immovable and movable property and rights in France and abroad.

It agrees to, accepts and terminates the lease and hire of all immovable and movable property in particular businesses, irrespective of the duration, with or without a promise to sell, under the terms it considers suitable, as well as all lease transfers or amendments.

It collects straightforward, registered and recorded delivery letters, parcels and objects from the Post Office and all courier services and gives acknowledgement and discharge for them.

It takes out all fully comprehensive insurance policies and subscribes to all gas, electricity, telephone accounts, etc.

It decides on all building work, installations and other types of work.

Subject to application of the statutory provisions in force, it receives from shareholders or third parties all current account amounts for the periods, at the rates of interest and under the conditions it considers suitable. It takes out all loans in particular by opening credits. Only loans in the form of bond issues, with or without special guarantees, mortgages and others must be decided or authorised by the Ordinary General Meeting of Shareholders which can grant the Board the necessary powers to proceed with a bonds issue in one or several stages within a period of five years and to decide the terms and conditions of such an issue.

It grants all loans and advances, subject to application of the statutory regulations in force governing the Company Directors or other Directors.

It gives all backings, sureties and guarantees on behalf of the company but it may not delegate this power in a general, unlimited manner.

It agrees to all mortgages, pledges, securities and other guarantees on the company property with the exception of those which guarantee debenture loans.

It participates in all legal proceedings both in the capacity of plaintiff and defendant.

It represents the company in the courts as well as in all judicial insolvency, judicial liquidation and culpable bankruptcy procedures. It authorises all transactions, all acceptances and renunciations, as well as all arbitration agreements, even granting the arbitrators mediator powers.

It agrees to all subrogation, registration releases, seizures, oppositions or other rights, before or after payment and with or without renunciation of privilege, mortgages or other rights in rem.

It sets up all factories, workshops, depots, offices, subsidiaries and agencies in any country and moves or closes them down.

Within the limitations of the law, it establishes all French or foreign companies, makes contributions to any existing companies or companies still to be established, subscribes to all shares and bonds, in particular all bonds guaranteed with all financial or other authorities and in general involves the company in all other companies, shareholdings, unions, etc. in the manner and under the terms and conditions it sees fit.

It accepts, on behalf of the company and within the legal limits, all Directorship posts in other companies, both French and foreign.

At the end of each financial year, it draws up and closes the inventories, balance sheet, the profit and loss account and appendix and in general the annual accounts which are to be presented to the General Assembly of Shareholders.

It convenes the General Assemblies.

It gives a ruling on all proposals to be made to them and decides on the agenda.

Article 24

GENERAL MANAGEMENT

1) The Chairman of the Board of Directors is responsible for the company's general management. He represents the company in its contacts with third parties.

Without prejudice to the powers the law explicitly confers on shareholders' meetings and those it reserves specially for the Board of Directors within the limits of the company objects, the Chairman has the most far-reaching powers to act in all circumstances on behalf of the company.

On the Chairman's proposal and for as long as the capital is at least 500,000 Francs, the Board of Directors may appoint one or two Managing Directors to assist him in his office as appropriate.

When a Managing Director is a Company Director, the duration of his office cannot exceed that of his mandate.

Irrespective, however, of the duration for which the Managing Director(s) have been appointed, their office will come to an end at the end of the first meeting of the Board of Directors held after they have reached the age of 60. The Board may however, by secret ballot and on a two-thirds majority of those present or represented, extend these functions for a duration of five years, provided statutory requirements are adhered to.

If the Chairman so proposes, the Managing Directors may be dismissed by the Board at any time. In the case of death, resignation or dismissal of the Chairman, they will, unless decided otherwise by the Board, hold onto their office and remit until a new Chairman is appointed.

2) In agreement with its Chairman the Board of Directors will establish the scope of the powers delegated to the Managing Directors. It may authorise the Chairman and the Managing Director(s) to grant part of their powers to one or several third parties within the legal limits.

The Board of Directors may, by special mandate, grant powers to any person, even someone from outside the company. These powers may be permanent or temporary, restricted to one or several specific matters and may or may not include the facility to substitute all this within the legal limits.

All documents relating to the company decided on or authorised by the Board of Directors, are to be signed by the Chairman of the Board of Directors, the Managing Director(s) or any person who has been given power of attorney by them or the Board of Directors.

3) The Board of Directors sets the salary of its Chairman and the Managing Directors.

These salaries, whether fixed, variable or a mixture of both, and which may include a share of the profits, are entered in the books as overheads.

The Board of Directors may decide to set up committees responsible for examining, and giving advice on, matters submitted either by itself or its Chairman. It will decide on the composition and the remit of the committees which operate under its responsibility.

Article 25

PAYMENT OF THE BOARD MEMBERS

The Directors may receive a fixed annual salary in the form of directors' fees. The level of this salary is set by the General Meeting and is entered as an overhead. Once set, this salary is maintained until a further decision is taken by the General Meeting.

The Board of Directors is free to split this allocation among its members as it sees fit.

Article 26

THE DIRECTORS' RESPONSIBILITY

The members of the Board of Directors are responsible for carrying out their mandate and may be personally bound under the terms and conditions of the laws in force.

Article 27

AGREEMENTS WITH THE DIRECTORS OR THE MANAGING DIRECTORS

Any agreement, with the exception of those relating to current operations concluded under normal terms and conditions between the company and one of its Directors or Managing Directors, must be submitted for prior approval to the Board of Directors.

The same applies to agreements:

1) With which a Director or Managing Director is indirectly involved or in relation to which he is dealing with the company through an intermediary;

2) Between the company and an undertaking in which a Director or Managing Director of the company is an owner, a partner with unlimited liability, a manager, director, managing director or member of the executive board or supervisory board.

The Chairman of the Board of Directors will advise the Auditors of any authorised agreements within one month from the conclusion of the same.

When the performance of agreements concluded and authorised in previous financial years has been carried forward into the latest financial year, the Auditors are to be advised of this situation within one month from the end of the financial year.

The Auditors will submit to the Meeting a special report on these agreements, in accordance with legal stipulations, and the Meeting will give a ruling on this report.

The party involved may not take part in either the Board of Directors' vote nor the vote of the General Meeting and his shares are not taken into account for the quorum or majority calculations.

The agreements approved by the General Meeting, as well as those it does not approve, have an effect on third parties, except when they have been cancelled as a result of fraud. Even if no fraud exists, the Director or Managing Director involved and possibly the other members of the Board of Directors, may be held responsible for any damaging consequences that non-approved agreements may have on the company.

Any agreements concluded without the prior approval of the Board may be cancelled if they have had damaging consequences for the company. This nullity may be remedied by a vote at the General Meeting on the basis of a special report from the Auditors.

Directors holding the post in a personal capacity are not permitted to take out loans, in any form whatsoever, from the company, to have the company grant an overdraft in their current account or elsewhere or to obtain backing or a guarantee from it for their commitments with third parties.

The above also applies to the Managing Directors, the permanent representatives of the legal entity Directors, to spouses, ascendants and descendants of those persons listed in this and the previous paragraph as well as all intermediaries.

PART V

AUDITORS

Article 28

APPOINTMENT

The company audit will be carried out by at least two auditors and two alternate auditors selected from the list laid down by law. They are appointed by the Ordinary General Assembly for six financial years and are eligible for re-election.

Article 29

FUNCTIONS

The Auditors will carry out the tasks they are invested by law, which include the issue of the reports to be presented to the Annual Ordinary General Meeting of Shareholders.

They may undertake separate investigations, checks and controls but must draw up a joint report.

The Auditors are to be convened to all Shareholders' Meetings at the latest at the same time as the shareholders themselves.

They are to be convened, at the same time as the Directors, to the Board Meeting at which the accounts for the financial year just passed are closed.

They may convene the General Meeting in accordance with paragraph 1 of Article 31 hereafter.

PART VI

GENERAL MEETINGS

Article 30

GENERAL RULES

The shareholders will come together each year at an Ordinary General Meeting on the day, at the time and in the location given in the notice of meeting. This meeting will take place within six months of the closing of the accounts unless this period is extended by a decree from the President of the Commercial Court issued in response to an application.

An Ordinary General Meeting may also be convened under extraordinary circumstances.

An Extraordinary General Meeting is convened when the Articles of Association require to be amended.

An Extraordinary General Meeting held to create or alter rights or status will meet when required to do so by law.

Article 31

CONVENING OF THE GENERAL MEETINGS

A General Meeting is convened by the Board of Directors or otherwise by the Auditors, under the terms and conditions laid down by law, or by a representative appointed by the President of the Commercial Court delivering an interim verdict in response to a request. If urgent, all interested parties are convened and otherwise one or several shareholders representing at least one tenth of the share capital.

Invitations are made by a notice in one of the journals authorised to receive legal notices in the département in which the registered office is located and also in the Official Stock Exchange Bulletin.

Shareholders who have held registered shares for at least one month on the date of publication of the notice of meeting are convened to all Meetings by ordinary letter. Provided they pay the company the cost of registered mail, they may request they are convened by registered letter.

All co-owners of joint shares are convened in the same way, when they have personally registered their rights within the deadline given in the previous paragraph.

When the shares carry a usufruct, the legal holder of the voting right is convened in the same way and under the same terms and conditions.

The first notice must appear at least a fortnight before the Meeting and any second notice must appear at least six days before the Meeting.

The person issuing the notice of meeting will also draw up the agenda. One or several shareholders may however request that draft resolutions be included in the agenda, within the time periods and under the terms and conditions laid down by law.

When a Meeting has been unable to deliberate in the proper manner due to the fact it did not have the necessary quorum, a second meeting will be convened to deal with the same agenda, in the same way as the first and the meeting notice will refer to the date of the first Meeting.

Power of attorney and/or postal vote forms are to be issued, sent to the shareholders and signed by the latter in accordance with the law.

The Meeting may not deliberate on a matter which is not included in the agenda. It may however, under all circumstances, dismiss and replace one or several Directors.

Article 32

COMPOSITION AND FORMAT OF THE GENERAL MEETINGS

I – The General Meeting comprises all shareholders irrespective of the number of shares they hold; no person may represent a shareholder if he himself is a shareholder or the spouse of a shareholder.

For holders of registered shares to be entitled to take part in or to be represented at the Meetings, they must register their shares in the account at least five days before the meeting and holders of bearer shares must lodge, within this same time period and in the locations stated in the notice of meeting, a certificate from an authorised intermediary confirming the non-availability of their shares until the date of the Meeting.

Legal representatives of shareholders lacking in legal capacity and representatives of legal entity shareholders have access to the Meetings, irrespective of whether they themselves are shareholders.

A usufructuary is entitled to represent the remainderman at Ordinary General Meetings and the remainderman represents the usufructuary at Extraordinary Meetings.

Postal votes are taken into account provided the voting papers are received by the company at least three days before the Meeting.

II – The General Meeting is presided over by the Chairman of the Board of Directors, a Vice-Chairman or even a Director appointed for this purpose by the Board, if the notice of meeting was sent out by the latter or, otherwise, by a person appointed by the Meeting; under other circumstances it may be presided over by the Auditors, by an administrator appointed by the court or by a liquidator. The two members of the Meeting with the highest number of votes will agree to fulfil the function of teller. The Committee will appoint a Secretary who need not be one of the shareholders.

III – Each member of the Meeting has a number of votes corresponding to the number of shares he holds or is representing, up to a limit of 30% of the voting rights. A shareholder's representative has the number of votes given by his power of attorney and the same terms and conditions and same limit apply.

A voting right of twice that granted to other shares, with respect to the portion of the share capital they represent, is granted to all fully paid-up shares for which evidence is provided of a registration of at least ten years from and including 12 May 1986, in the name of the same shareholder.

Should a capital increase take place through incorporation of reserves, profits or issue premiums, registered shares awarded free of charge to a shareholder on the basis of old shares giving rise to this right also have double voting rights from their date of issue.

All shares changed over to bearer shares or transferred to another owner lose this double voting right. However any transfer by inheritance, by settlement of community of property between spouses and by a gift *inter vivos* to a spouse or a relative entitled to inherit does not entail the loss of the right and is not taken as an interruption of the aforementioned 10-year period.

Should the company merge with another, this will not affect the double voting right and this may be exercised within the absorbing company if instituted in the articles of association of the latter.

Votes are given either by a show of hands, by roll-call, by ballot or by post; a secret ballot must however be held if requested by members of the Meeting representing at least one tenth of the capital present or represented at said Meeting.

IV – An attendance sheet, bearing all legal inscriptions, is kept for each Meeting.

The attendance sheet, duly signed by the shareholders present and the representatives, is certified by the Meeting Committee. It is lodged at the registered office and must be sent to all shareholders.

V – Before the Meeting of Shareholders, the Board of Directors must publish a notice containing various legal statements in the Official Stock Exchange Bulletin.

Requests for the inclusion in the agenda of draft resolutions must be sent within 10 days from publication of the aforementioned notice. This deadline is stated in the notice.

The Meeting cannot be held less than 30 days after this notice is published.

The Chairman of the Board of Directors will acknowledge receipt of the draft resolutions by registered letter within five days from receipt of the same.

These draft resolutions will be added to the agenda and put to a vote at the Meeting.

The Board of Directors must send or make available to the shareholders the documents required to enable them to state they are in full knowledge of the facts and to make an informed decision as regards the management and the progress of company business.

Prior to each Meeting, the shareholder information takes the following form:

a) All holders of registered or bearer shares who have registered their shares are sent at their request:

  - the agenda for the Meeting – draft resolutions – entries relating to Directors and, if applicable, prospective Directors – documents and tables relating to the company accounts;

  - the Board of Directors' report and, for Extraordinary Meetings, the Auditors' report.

b) The above documents together with the company inventory, the list of shareholders stating the total amount of payments made to the five or ten highest-paid company members as well as the Auditors' reports are made available to the shareholders at the registered office in accordance with the statutory deadlines.

VI – In addition, the company must lodge with the Commercial Court Registry the documents referred to in article 293 of the decree of 23 March 1967 and, if applicable, fulfil the provisions of articles 294 to 299 of the same decree.

Article 33

MINUTES

The deliberations of the General Meeting are to be recorded in minutes containing all legal indications and entered into a special register held in the same way as that for the deliberations of the Board of Directors; they are to be signed by members of the Committee. Copies or extracts of these minutes are to be signed by the Chairman of the Board of Directors or by a Director carrying out the functions of Managing Director. They may also be signed by the Secretary of the Meeting.

Article 34

ORDINARY GENERAL MEETINGS

I – Decisions of the Ordinary General Meeting are only valid if the number of shareholders or representatives present hold at least one quarter of the shares with voting rights; failing this, the Meeting must be re-convened. In this second meeting, decisions taken will be valid irrespective of the number of shares represented.

Decisions are taken on the majority of votes held by the shareholders present or represented; should a secret ballot be held, blank ballot papers are not taken into account.

II – The Annual Ordinary General Meeting or a Meeting convened under exceptional circumstances will hear the reports from the Board of Directors and the Auditors, approve or amend the accounts, decide on the allocation of profits, set the dividends to be distributed, take a decision on any agreements between the company and its managers, appoint, replace or re-elect the Directors and Auditors, discharge them from their duties and set the Director's fees.

III – The Ordinary General Assembly will also deliberate and take decisions on all other proposals included in the agenda which are not reserved exclusively for the Extraordinary General Meeting. It will in particular authorise the Board of Directors to carry out any acts which do not entail an amendment of the articles of association and for which authorisation is required or requested. Furthermore, it will decide or authorise all loans by means of a bond issue, with or without any particular guarantees.

Article 35

EXTRAORDINARY GENERAL MEETINGS

I – Decisions taken at an Extraordinary General Meetings can only be valid if the shareholders present or represented on first convocation hold at least one third of shares with voting rights and, on second convocation, one quarter of the shares with voting rights.

Should this quorum not be met, the second Meeting may be postponed to a date no later than two months after the date on which it had been called.

Decisions are taken on a two-thirds majority of the votes held by shareholders present or represented and, in the case of a secret ballot, no blank ballot papers will be taken into account.

II – The Extraordinary General Meeting may make any amendments to the articles of association which are permitted by law. It may decide to change the company into another type of company under the terms and conditions laid down by law.

If there are several categories of shares, a special meeting of shareholders for the category or categories of shares in question must be called if amendments are to be made or the rights of one of these categories are to be infringed. This meeting will be convened and will deliberate under the same terms and conditions, adapted for the purpose, as the Plenary Extraordinary General meeting of all shareholders.

PART VII

COMPANY YEAR – PROFITS – DISSOLUTION – LIQUIDATION

Article 36

COMPANY YEAR – ANNUAL ACCOUNTS THE AUDITORS' INFORMATION RIGHTS

I – The company year begins on the first of January and finishes on the thirty-first of December.

II – At the end of each financial year, the Board of Directors will draw up an inventory showing the company's assets and liabilities, the assets being allocated the depreciation factor set by the Board of Directors, the profit and loss account, the balance sheet and appendix and all other documents required under legislation in force.

III – The accounting documents referred to in the preceding paragraph and possibly any provisional management documents, any other documents required by law and the management report are to be sent to the Auditors or made available to them under the terms and conditions and within the time periods set down by law.

Article 37

DISTRIBUTION AND SETTING OF PROFITS

The net profits are made up of the company's revenue, as given in the profit and loss account, after deduction of overheads and other social charges, asset depreciation and any provisions for commercial and industrial risks.

From these net profits, less the aforementioned entries, if applicable, at least five percent is deducted to build the legal reserve. This deduction is no longer compulsory once the legal reserve has reached one tenth of the share capital. It will be brought in again if, for any reason, the reserve falls below this tenth.

Deducted from the distributable profit, which is set by law, is the amount required to give the shares, as an initial dividend, six percent of their paid-up, undepreciated value, subject to what is said in paragraph six of article 8 above.

This initial dividend is not cumulative, i.e. if the profits of one financial year do not allow for this payment to be made, or only allow for partial payment, shareholders may not claim it from the profits of a subsequent financial year.

From the available surplus, the Ordinary General Meeting may deduct any amounts it sees fit, either to be carried forward to the next financial year or to be allocated to any extraordinary or contingency reserve funds, whether or not they are earmarked for anything in particular.

The balance is split among shareholders as an additional dividend.

The Ordinary General Meeting is authorised to divert from any non-compulsory reserves which have been built up, as is indicated in paragraph five above, any amounts it sees fit to be:

- either distributed to shareholders or used for the full or partial amortisation of shares;

- or to be capitalised or used to buy back and cancel shares.

Shares which are amortised in full are to be replaced by dividend-right shares giving the same rights as the old shares, with the exception of the right to the first statutory dividend and capital repayment.

The terms of payment of the dividends are to be set by the Meeting or otherwise by the Board of Directors within the legal time limit.

The Meeting which gives a ruling on the financial year accounts may give each shareholder, for all or part of the dividend to be distributed or advance dividend payments, the choice between payment in cash or in shares.

Article 38

DISSOLUTION - LIQUIDATION

At the end of the period laid down in the articles of association, or in the case of early dissolution for any reason whatsoever, the General Meeting or, if applicable, the Commercial Court, will decide on the method of liquidation, will appoint the liquidators and will set the powers granted to them.

By virtue of a decision given by an Extraordinary General Meeting, the liquidators will be able to contribute or agree the sale of all assets, rights, shares and bonds of the dissolved company.

The net revenue from the liquidation, once liabilities have been paid, will be used to reimburse in full the paid-up, undepreciated capital of the shares, the surplus will be split pro rata between them, either in cash or shares.

PART VIII

DISPUTES

Article 39

COMPETENCE

Any disputes which may arise during the life of the company or during its liquidation, whether among shareholders or between the company and the shareholders themselves, with respect to the interpretation and performance of these articles of association or, in general, relating to company matters will be submitted to the courts in whose jurisdiction the registered office is located.

For this purpose, should a dispute arise, all shareholders must elect domicile in the jurisdiction of the registered office and all summons and notices will be duly served to this domicile. If domicile is not elected, all summons and notices can legitimately be served to the Public Prosecutor's Office at the Regional Court in the area where the registered office is located.